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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO] T                                                        Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164

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Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

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December 8, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

       Attn:    Mr. Jeffrey P. Riedler

       Re:      DNAPrint Genomics, Inc.
                Amendment No. 1 to the Registration Statement on Form SB-2 Filed on November 15, 2006
                File Number: 333-137323

Dear Mr. Riedler:

I am securities counsel for DNAPrint Genomics, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Registration Statement No. 333-137323, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated November 17, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

FORM SB-2

Comment 1.      We note the revised disclosure you made regarding two of your shareholders Dutchess Private Equities Fund, II, L.P. and La
                Jolla Cove Investor in response to our comment letter dated
                November 6, 2006. However, given the nature and size of the transaction, it does not appear the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule
                415(a)(1)(i) with respect to the shares being offering by Dutchess Private Equities Fund II, L.P. and La Jolla Cove
                Investor. Please remove these entities from your Form SB-2.
                Additionally with respect to those entities, please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that Dutchess Private Equities Fund II, L.P. and La Jolla Cove
                Investor, as selling shareholders convert or exercise the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register the transaction as a primary offering;
                identify the investors identified as selling shareholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

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                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[LOGO] T                                                        Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164

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Response 1.     The Company has reduced the size of the offering by 155,000,000 shares of common stock in an effort to more closely comply with the eligibility standards under Rule 415(a)(1)(i). The Company respectfully believes that the Staff's analysis of the offering may be different now that the Company has reduced the number of shares to be offered. If the Staff does not believe that the transaction for the reduced number of shares is eligible to be made on a continuous or delayed basis under Rule 415, the Company respectfully requests to have a conference call with the Staff to discuss the analysis of the transaction. Given the Staff's response to the Company's prior analysis, the Company is unsure of the points that the Staff did not accept.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                             Regards,

                                             /s/  Amy M. Trombly

                                             Amy M. Trombly
                                             Counsel for DNAPrint Genomics, Inc.

cc:     DNAPrint Genomics, Inc.